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                                                                 EXHIBIT (A)(11)

              [The Following Will Be Delivered by Electronic Mail]

November 26, 2002

Dear Employees:

As you know, on October 28, 2002, we announced an offer to exchange your currently outstanding options that have an exercise price per share greater than $10.00 for new options. The offer was scheduled to expire at 5:00 p.m., Eastern Standard Time, on Tuesday, November 26, 2002.

We are pleased to inform you that we have decided to extend the expiration of the offer until 5:00 p.m., Eastern Standard Time, on Friday, December 13, 2002. If you choose to participate in the offer, you will need to return a completed Letter of Transmittal to us no later than 5:00 p.m., Eastern Standard Time, on Friday, December 13, 2002. If you previously returned your Letter of Transmittal and still wish to participate in the offer, you do not need to do anything at this time. If you previously returned your Letter of Transmittal (or you return your Letter in Transmittal after today and before the expiration) but change your mind and no longer wish to participate in the offer, you may withdraw by delivering a completed Notice of Withdrawal to us no later than 5:00 p.m., Eastern Standard Time, on Friday, December 13, 2002.

If you have any questions relating to the offer, please contact Stephanie Shaw in the Human Resources department.

William P. Lyons
President and Chief Executive Officer


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